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VIA EDGAR CORRESPONDENCE

September 19, 2025

Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019 and 811-22883

Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. O’Neal:

We are writing in response to comments that you provided on August 14, 2025 with respect to your review of the Amendment to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of ARK DIET Q1 Buffer ETF, ARK DIET Q2 Buffer ETF, ARK DIET Q3 Buffer ETF and ARK DIET Q4 Buffer ETF (previously known as the ARK Q1 Defined Innovation ETF, ARK Q2 Defined Innovation ETF, ARK Q3 Defined Innovation ETF and ARK Q4 Defined Innovation ETF, respectively) (each a “Fund” and, collectively, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meaning attributed to such terms in the Registration Statement.

1. Comment: With respect to the first page of the prospectus and summary prospectus, please add bulleted disclosure addressing the following:

a.	The Outcome risk related to the downside participation offset, Hurdle rate, underlying ETF, and period.

b.	State that the Hurdle rate is estimated and expected to be 5% (and show before and after Fund fees and expenses), but there is no guarantee that the final Hurdle rate set for an Outcome Period will be the same as this estimate.

c.	Specify the type of return (market price, not NAV) on the underlying ETF on which the Outcomes are based.

d.	Show that the downside participation offset and Hurdle rate will be reduced by brokerage commissions, trading fees, taxes, and extraordinary expenses not included in the management fee. Show the Hurdle rate and downside participation offset values before and after expenses.

e.	Disclose that the specified outcomes may not be achieved, and investors may lose some or all of their money.

f.	Disclose that the Fund only provides the specified Outcome if an investor buys on the first day of the period and holds the Fund until the end of the period.

g.	Disclose that if investors buy or sell on a date other than the start or end date, their returns will be different, and they may incur losses that are greater than the downside participation offset.

h.	Explain how an investor will be able to obtain the return data for the Fund through the end of the Outcome Period and may change for each Outcome Period at that time.

i.	Disclose that the downside participation offset and Hurdle rate will be established each year on the first day of each Outcome Period and may change for each Outcome Period at that time.

Response: The Registrant will include the cover page disclosure contained in Exhibit A to this response letter with the filing of the 485(b) for the Funds.

2. Comment: With respect to the narrative preceding the fee table in the prospectus and summary prospectus, please bold the second sentence in the narrative on fund fees and expenses (“Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries on their purchases and sales of Shares, which are note reflected in the tables and examples below.”), per Form N-1A instructions.

Response: The Registrant will revise the referenced disclosure accordingly.

3. Comment: With respect to the fee table in each summary prospectus, please revise footnote (b) to the following: “Other Expenses, Acquired Fund Fees and Expenses and Total Annual Fund Operating Expenses are based on estimated expenses for the current fiscal year.”

Response: The Registrant will revise the referenced disclosure accordingly.

4. Comment: With respect to the fee table in each summary prospectus, please revise footnote (c) to clarify under what circumstances the fee arrangement can be terminated. If only the Board can terminate this arrangement, it is okay to display in connection with the fee table; otherwise, it is not. In addition, please confirm there is no reimbursement or recoupment of waived fees for the Adviser.

Response: The Registrant confirms there is no reimbursement or recoupment of waived fees for the Adviser. In addition, the Registrant has revised footnote c to the following:

The Adviser has voluntarily agreed to waive a portion of its management fee payable by the Fund in an amount equal to the investment advisory fee portion of the management fee it earns as an investment adviser to the affiliated fund(s) in which the Fund invests. The fee waiver arrangement will continue for at least one year from the date of this Prospectus and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

5. Comment: With respect to the Principal Investment Strategies section in each summary prospectus, please address the following:

a.	In the Delta-One Exposure paragraph, since the performance of the Fund is based entirely on the performance of the Underlying ETF, please describe the Underlying ETF’s principal investments and include corresponding risks in the principal risk discussion.

Response: The Registrant has added disclosure summarizing the Underlying ETF’s principal investment strategies and principal risks to the extent not already included in the “Principal Investment Strategies” and “Principal Risks” section of each Fund’s prospectus, as applicable. In addition, the following has been added to the “Principal Risks” section of each Fund’s summary prospectus.

Investments in Affiliated Underlying Funds. The investments of the Fund will be concentrated in the Underlying ETF subject to limitations and/or conditions prescribed by the Investment Company Act. The Investment Adviser is compensated by the Fund and the Underlying ETF for advisory services provided. The portfolio managers may also be subject to conflicts of interest in allocating Fund assets to the Underlying ETF because the Fund’s portfolio management team may also manage the Underlying ETF. The Trustees and officers of ARK ETF Trust (the “Trust”) may also have conflicting interests in fulfilling their fiduciary duties to both the Fund and the Underlying ETF, for which the Adviser serves as investment adviser. In addition, the Investment Adviser’s authority to allocate investments among affiliated and unaffiliated investment companies creates conflicts of interest. For example, investing in affiliated investment companies could cause the Fund to incur higher fees and may cause the Investment Adviser and/or its affiliates to receive greater compensation, increase assets under management or support particular investment strategies or affiliated investment companies.

b.	Add disclosure about the impact of investing on a day other than the first day of the Outcome Period and selling on a day other than the last day.

Response: The Registrant will add the following to each Fund’s “Principal Investment Strategies” section:

The Fund’s investment strategy is designed to deliver targeted outcomes that may only be realized if Fund shares are bought by the first day of the Outcome Period and held until the end of the Outcome Period. If an investor purchases or sells shares during the Outcome Period, the returns realized by the investor will not match those that the Fund seeks to achieve.

The Hurdle, participation rate and downside participation offset are established prior to taking into account the Fund’s fees and expenses reflected in the “Fund Fees and Expenses” Table annualized over each Outcome Period. Accordingly, the Fund’s returns will be reduced by Fund fees and expenses as well as any brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses incurred by the Fund throughout an Outcome Period. This means that the Fund’s NAV will only increase to the extent that the Fund’s participation in the Underlying ETF’s share price increase beyond the 5% Hurdle exceeds the Fund’s fees and expenses. This also means that the Fund’s returns will be further reduced by the Fund’s fees and expenses when the share price of the Underlying ETF declines. The Fund will receive any dividends paid by the Underlying ETF with respect to the shares in the Underlying ETF held by the Fund.

On or about the commencement of an Outcome Period, the Fund will supplement this prospectus and publish on its website (https://www.ark-funds.com) the Fund’s participation rate for the next Outcome Period. Investors considering an investment in the Fund must visit the website for the latest information.

c.	Describe the relationship between the outcome, Underlying ETF, and fund NAV throughout the Outcome Period.

Response: Please see response to comment 5(b).

d.	Clarify that the downside participation offset and Hurdle rate can be reduced by brokerage commissions, trading fees, taxes, and extraordinary expenses not included in the management fee. Show the Hurdle rate/downside participation offset values before and after expenses.

Response: Please see response to comment 5(b). In addition, please note that the Registrant will add a chart to the end of the “Principal Investment Strategies” section of each Fund’s prospectus showing examples of Fund performance based on the Hurdle/downside participation offset level during periods of positive, negative, and flat Underlying ETF returns both before and after Fund expenses.

e.	Disclose that the Fund’s performance reflects the Underlying ETF’s share price, not NAV, and whether dividends paid by the Underlying ETF are reflected in the Fund’s performance.

Response: Please see response to comment 5(b).

f.	Explain how the Hurdle rate works. Investors will only experience gains if the Underlying ETF’s share price increases beyond the 5% Hurdle over the Outcome Period, and then only to the extent that the Underlying ETF’s share price increase beyond the 5% Hurdle exceeds the Fund’s fees and expenses.

Response: Please see response to comment 5(b).

g.	Describe what happens if the Underlying ETF share price does not exceed the Hurdle at the end of the Outcome Period. Describe how the next Hurdle and downside participation offset is determined and where investors can find terms of the new Hurdle and downside participation offset.

Response: The Registrant will revise the disclosure under the “Use of Options Premiums” sub-section of the Principal Investment Strategies section of each Fund’s prospectus to the following:

a. Downside Participation Offset: The Fund uses part of the call premium to ~~purchase~~create the downside participation offset by purchasing at-the-money put options on the Underlying ETF with a notional value equal to 50% of the Fund’s NAV. This put position offsets half of the Fund’s delta-one exposure to the Underlying ETF’s downside, resulting in a 50% net downside participation over the Outcome Period. In other words, for every ~~1~~2% decline in the Underlying ETF, the net asset value of the Fund is expected to decline by approximately ~~0.5~~1%~~, up to the full 50% cap~~.; and

b. Hurdle and Participation Rate: The Fund uses the remaining premium ~~is used~~ to ~~purchase~~establish the Hurdle and upside participation rate by purchasing out-of-the-money call options on the Underlying ETF with strike prices equal to 105% of the Underlying ETF’s share price at the beginning of the Outcome Period~~(i.e. the Hurdle)~~. This creates a zero payoff region between 100% and 105%, meaning the net asset value of the Fund will not increase until the Underlying ETF’s share price exceeds 105% of the Underlying ETF’s share price at the beginning of the Outcome Period plus the Fund’s fees and expenses, and allows the Fund to provide maximum upside participation above the Hurdle through the long calls, subject to the size of the notional coverage. The participation rate is determined prior to each Outcome Period by the Sub-Adviser.

h.	Include a chart at the end of the “Principal Investment Strategies” section of each Fund’s prospectus showing the returns the Fund seeks to provide for investors holding shares throughout the Outcome Period based on the Hurdle/downside participation offset that the Fund expects to offer as of the date of the prospectus. The presentation should show the Fund’s expected return based on the Hurdle/downside participation offset during periods of positive, negative, and flat Underlying ETF returns.

Response:

The Registrant will revise the “Principal Investment Strategies section of each Fund’s prospectus to add a chart depicting examples of the Fund’s performance based on the Hurdle/downside participation offset during periods of positive, negative, and flat Underlying ETF returns.

6. Comment: With respect to the Principal Risks section in each summary prospectus, please:

a.	Add that the Fund has characteristics unlike many other traditional investment products and may not be appropriate for all investors.

Response: The Registrant will add cover page disclosure including the following statement:

“The Funds have characteristics unlike many other traditional investment products and may not be suitable for all investors.”

b.	Add that the Fund’s value may not directly correlate to the Underlying ETF. This is because of fees and transaction expenses and because the Flex Options are only exercisable on the expiration date, and the fluctuating value of the Flex Options will affect the Fund’s value.

Response: The Registrant will add disclosures regarding the impact of Fund fees and expenses as described in response to previous comments. The Registrant will add the following sentence at the end of the “Flex Options Risk” sub-section of the “Principal Risks” section of each Fund’s prospectus:

Due to the cost of the options used by the Fund and other Fund fees and expenses, the correlation of the Fund’s performance to that of the Underlying ETF is expected to be less than if the Fund solely invested directly in the Underlying ETF (i.e., without using options), and could be substantially less.

c.	Add a risk describing the type of investors the Fund may be appropriate for and those it may not be appropriate for.

Response: As discussed in response to comment 1 above, the Registrant will include cover page disclosure including a discussion on the types of investors that an investment in the Fund may be appropriate for and the types of investors that an investment in the Fund may not be appropriate for.

d.	Clarify under “Limited Loss Risk” that the downside participation offset only provides a limited downside participation offset. Until the floor is reached, investors are subject to all Underlying ETF losses.

Response: The strategy of each Fund does not establish an absolute floor on losses (and is not described as a “floor” in the Funds’ prospectus), but instead reduces downside exposure to the performance of the Underlying ETF by half. For example, if the share price of the Underlying ETF declines by four percent over the Outcome Period, each Fund is only expected to experience a two percent decline in its net asset value. To clarify the foregoing, the Registrant will revise the “Limited Loss Risk” sub-section of the “Principal Risks” section of each Fund’s prospectus to the following:

Limited Loss Risk. The Fund’s strategy reduces downside exposure by half relative to the Underlying ETF. There is no guarantee that the Fund will be successful in its strategy to limit the Fund’s exposure to losses in the Underlying ETF’s share price to no more than 50% of the Fund’s NAV during the Outcome Period. In the event an investor purchases shares after the commencement of the Outcome Period or redeems shares prior to the end of the Outcome Period, the investor may not fully participate in the share price gains of the Underlying ETF beyond the Hurdle to which the Fund seeks to provide exposure. The Fund does not provide principal protection and an investor may incur significant losses on their investment, including the potential loss of their entire investment.

e.	Clarify under “Limited Loss Risk” that if investors purchase or redeem on any day other than the first/last day of the Outcome Period, they may not receive the full downside participation offset.

Response: Please see response to comment 6(d).

f.	Confirm whether OTC options are used as a principal strategy. If OTC options are not a principal investment strategy, consider moving “Liquidity Risk – OTC Options” disclosure to the Statement of Additional Information (“SAI”).

Response: The Registrant confirms that OTC options are not used as a principal strategy and will delete the “Liquidity Risk – OTC Options” sub-section of the Principal Risks section of each Fund’s prospectus.

g.	In the “Outcome Period Risk” sub-section of the “Principal Risks” section of each Fund’s prospectus, the disclosure states, “In addition, the Hurdle may change from one Outcome Period to the next within the range stated above…” However, there does not appear any range stated regarding the Hurdle in the disclosure before this subsection. Please revise the disclosure accordingly.

Response: The Registrant will revise the “Outcome Period Risk” sub-section of the “Principal Risks” section of each Fund’s prospectus to the following:

Outcome Period Risk. The Fund’s investment strategy is designed to deliver ~~returns that match the Underlying ETF, subject to the Hurdle and the Fund’s strategy to limit the Fund’s exposure to losses in the Underlying ETF’s share price to no more than 50% of the Fund’s NAV during the Outcome Period,~~targeted outcomes that may only be realized if Fund shares are bought by the first day of the Outcome Period and held until the end of the Outcome Period. ~~If an investor purchases or sells shares during the Outcome Period, the returns realized by the investor will not match those that the Fund seeks to achieve.~~ In addition, the ~~Hurdle~~participation rate may change from one Outcome Period to the next ~~within the range stated above~~ and is unlikely to remain the same for consecutive Outcome Periods, although the Hurdle strike price is set at 5% over the Underlying ETF’s share price at the beginning of each Outcome Period. This means that the net asset value of the Fund will not increase until the Underlying ETF’s share price exceeds 105% of the Underlying ETF’s share price at the beginning of the Outcome Period plus the Fund’s fees and expenses and when the share price of the Underlying ETF declines the Fund’s returns will be further reduced by the Fund’s fees and expenses. The Hurdle and downside participation offset are established prior to taking into account the Fund’s fees and expenses reflected in the “Fund Fees and Expenses” Table annualized over each Outcome Period. Accordingly, the Fund’s returns will be reduced by Fund fees and expenses as well as any brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses incurred by the Fund throughout an Outcome Period. As a result, the performance of the Fund over an Outcome period will be reduced by these fees and expenses. If an investor purchases shares after the Outcome Period starts or sell their shares before the Outcome Period ends, they may receive a very different return based on the Fund’s current value. Investors purchasing shares of the Fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting the Fund’s website at [https://www.ark-funds.com].

h.	In the “Outcome Period Risk” sub-section of the “Principal Risks” section of each Fund’s prospectus, emphasize that investment in the Fund may not be appropriate for investors who do not intend to hold the Fund for the entire Outcome Period. Please revise the existing disclosure to include:

i.	An investment in the Fund may not be appropriate for investors who do not intend to hold the Fund for the entire Outcome Period.

1)	The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period.

2)	If you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the Fund’s current value. Investors purchasing shares of the Fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting the [Fund’s website].

Response: Please see response to comment 6(g).

7. Comment: In the Investment Restrictions section of the Statement of Additional Information, regarding the Fund’s fundamental investment policy on concentration, clarify that the Fund will not invest 25% or more of its total assets in the securities of issuers within a particular industry or group of industries.

Response: The Registrant will revise the seventh item in the table under the “Investment Restrictions” section of the SAI to the following:

Purchase any security if, as a result of that purchase, the Fund would ~~be concentrated~~ have invested more than 25% of its total assets in securities of one or more issuers having their principal business activities in the same industry or group of industries. This concentration limit does not apply to securities issued or guaranteed by the U.S. Government, ~~its~~ state and municipal governments and their agencies ~~or~~, authorities and instrumentalities.

In addition, the Registrant will add the following as the first paragraph immediately following the table under the “Investment Restrictions” section of the SAI:

Each Fund may, notwithstanding any other fundamental investment restriction or policy, invest some or all of its assets in a single open-end investment company or series thereof with substantially the same investment restrictions and policies as the Fund.

* * * * *

We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai
Allison Fumai

EXHIBIT A

THE ARK DIET Q[1/2/3/4] BUFFER ETF (THE “FUND”) HAS CHARACTERISTICS UNLIKE TRADITIONAL INVESTMENT PRODUCTS. THE FUND IS NOT SUITABLE FOR ALL INVESTORS. YOU MUST CAREFULLY READ THE PROSPECTUS BEFORE DETERMINING WHETHER THE FUND MAY BE A SUITABLE INVESTMENT FOR YOU.

■	The Fund seeks to achieve capital appreciation with a measure of downside protection, for a specified Outcome Period (as described below), that corresponds generally, before fees and expenses, to the share price return of the ARK Innovation ETF (ARKK) (the “Underlying ETF”) above a predefined 5% hurdle rate (the “Hurdle” and the “upside participation”) while providing a measure of protection against potential losses over the Outcome Period so that investors participate in 50% of any decline in the share price of the Underlying ETF measured from its value at the beginning of each Outcome Period (the “downside participation offset”). Although the Fund seeks to implement a targeted outcome strategy as described below, there is no guarantee that the Fund will successfully achieve its investment objective or any targeted outcomes. An investor may lose some or all of their investment in the Fund.

■	The Fund’s Outcome Period* is the 12-month period from January 1 to December 31.

* The start and end dates of an Outcome Period may be adjusted if they fall on a Saturday, Sunday or holiday.

■ Delta-One Exposure: The Fund invests substantially all of its assets in the Underlying ETF, creating a delta-one position (meaning that the price of the Fund’s shares moves one-for-one with the share price of the Underlying ETF) that provides full, unhedged exposure to the Underlying ETF throughout the Outcome Period.

■ Call Write to Fund Options Budget: On the trading day prior to the start of an Outcome Period (an “Initial Investment Day”), the Fund writes (sells) at-the-money call options on the Underlying ETF, with a notional value equal to 100% of the Fund’s NAV. This written call position caps direct participation in the Underlying ETF’s upside through share ownership at 100% of its starting value and generates the option premium budget used to construct the Fund’s payoff structure.

■ Downside Participation Offset: The Fund uses part of the call premium to create the downside participation offset by purchasing at-the-money put options on the Underlying ETF with a notional value equal to 50% of the Fund’s NAV. This put position offsets half of the Fund’s delta-one exposure to the Underlying ETF’s downside, resulting in a 50% net downside participation over the Outcome Period. In other words, for every 2% decline in the Underlying ETF, the net asset value of the Fund is expected to decline by approximately 1%. The strategy reduces downside exposure by half relative to the Underlying ETF. There is no guarantee the Fund will successfully offset against losses of the Underlying ETF. The downside participation offset is designed to have its full effect only for investors who hold Fund shares for an entire Outcome Period. The downside participation offset is discussed in further detail below and in the Prospectus.

■ Hurdle and Participation Rate: The Fund uses the remaining premium to establish the Hurdle and upside participation rate by purchasing out-of-the-money call options on the Underlying ETF with strike prices equal to 105% of the Underlying ETF’s share price at the beginning of the Outcome Period. This creates a zero payoff region between 100% and 105%, meaning the net asset value of the Fund will not increase until the Underlying ETF’s share price exceeds 105% of the Underlying ETF’s share price at the beginning of the Outcome Period plus the Fund’s fees and expenses, and allows the Fund to provide maximum upside participation above the Hurdle through the long calls, subject to the size of the notional coverage. The participation rate is determined prior to each Outcome Period by the Sub-Adviser.

■	The Hurdle, participation rate and downside participation offset are established prior to taking into account the fees and expenses reflected in the Fund’s “Fund Fees and Expenses” Table (included in the Prospectus) annualized over each Outcome Period. Accordingly, the performance of the Fund over an Outcome Period will be reduced by Fund fees and expenses as well as any brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses incurred by the Fund throughout an Outcome Period. This means that the Fund’s NAV will only increase to the extent that the Fund’s participation in the Underlying ETF’s share price increase beyond the 5% Hurdle exceeds the Fund’s fees and expenses. This also means that the Fund’s returns will be further reduced by the Fund’s fees and expenses when the share price of the Underlying ETF declines. The Fund will receive any dividends paid by the Underlying ETF with respect to the shares in the Underlying ETF held by the Fund.

■ The Fund’s investment strategy is designed to deliver targeted outcomes that may only be realized if you purchase shares of the Fund by the first day of an Outcome Period and hold them continuously through the last day of the Outcome Period. The outcomes sought by the Fund are based upon the Fund’s NAV on the business day immediately prior to the first day of an Outcome Period. An investor that purchases shares of the Fund after the commencement of an Outcome Period will likely experience investment outcomes very different from those sought by the Fund over the entire Outcome Period. Conversely, an investor that sells shares of the Fund prior to the end of an Outcome Period will likely also experience investment outcomes very different from those sought by the Fund over the entire outcome period.

■	Please note in particular:

■	An investor purchasing shares after the Fund has increased in value during an Outcome Period would not benefit from the downside participation offset until the Fund’s NAV has decreased to its NAV at the commencement of the Outcome Period.

■	Because the downside participation offset is designed to be in effect only at the end of an Outcome Period, an investor who sells Fund shares before the end of an Outcome Period may not experience the full effect of the downside participation offset. There is no guarantee that the Fund will be successful in its attempt to provide the targeted outcomes.

■	Targeted outcomes are based on NAV but individual shares of the Fund can only be purchased and sold in secondary market transactions at market price.

■	After the conclusion of an Outcome Period, another 12-month Outcome Period will begin.

■	On or about the commencement of an Outcome Period, the Fund will supplement this prospectus and publish on its website (https://www.ark-funds.com) the Fund’s participation rate for the next Outcome Period. Investors considering an investment in the Fund must visit the website for the latest information.

The Fund’s website (https://www.ark-funds.com) provides important information about the Fund on a daily basis, including information about the effect of the downside participation offset and Hurdle for the Outcome Period, the then-current Outcome Period, the then-current Outcome Period’s start and end dates, and information relating to the remaining potential outcomes of an investment in the Fund for the Outcome Period. Investors considering an investment in the Fund must visit the website for the latest information.

INVESTOR SUITABILITY

You should consider this investment only if all of the following factors apply to you:

■	you fully understand the risks inherent in an investment in the Fund and acknowledge that there is no guarantee that the Fund will successfully achieve its investment objective or any targeted outcomes;

■	you seek protection against approximately half (50%) of the losses of the Underlying ETF for an investment in the Fund held for the duration of an entire Outcome Period and understand that there is no guarantee that the Fund will be successful in its attempt to provide protection through the downside participation offset;

■	you are willing to be exposed to approximately half (50%) of the losses of the Underlying ETF (before the deduction of Fund fees and expenses);

■	you desire to invest in a product with a return that depends primarily upon the performance of the Underlying ETF over successive 12-month Outcome Periods;

■	you are willing to hold shares for the duration of an entire Outcome Period in order to achieve the targeted outcomes that the Fund seeks to provide and you are willing to accept the risk that, if you choose to sell Fund shares during an Outcome Period, you will likely receive a very different return based on the Fund’s value at the time of your sale;

■	you fully understand that purchases or sales of Fund shares made during an Outcome Period may not fully benefit from the downside participation offset;

■	you understand that the Fund’s investment strategies are not expected to result in payment of dividends by the Fund to you;

■	you are willing to accept the risk of losing your entire investment; and

■	you have visited the Fund’s website and understand the targeted outcomes based upon the time of your purchase.